EXHIBIT 99.(i).3

RAYMOND JAMES FINANCIAL, INC.
CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors of Raymond James Financial, Inc. (the Company) has adopted the following principles with respect to the Company's governance. These principles will be reviewed regularly by the Corporate Governance, Nominating and Compensation Committee of the Board of Directors. The Board may amend the Principles from time to time in light of corporate governance developments.

1. Corporate Mission Statement

The Company's Mission Statement is attached as Exhibit A.

2. Corporate Governance at Raymond James

Unlike many public companies, the management and employees of Raymond James are significant stockholders of the Company. Historically, the Company's Executive Officers and employees have owned a significant portion of the Company's common stock (over 25% as of September 2012). For this reason, the Board of Directors believes that the interests of the Company's management and employees are already strongly aligned with the interests of stockholders. The corporate governance principles adopted by the Board of Directors for the Company reflect this important characteristic of Raymond James Financial, Inc.

3. Role of the Board of Directors

The role of the Company's Board of Directors is to oversee management of the Company in their efforts to enhance shareholder value and conduct the Company's business in accordance with the Company's mission statement. In that connection, the Board helps management assess long-range strategies for the Company, and evaluates management performance. While enhancing shareholder value is a primary concern, the Board also considers the interests of clients, associates and other interested groups, including the communities which the Company serves, as well as the broader public interest. In discharging its oversight responsibility, members of the Board rely on the Company's management as well as its auditors and other professional advisers.

4. Size and Composition of the Board of Directors

Under the Company's By-laws, the Board of Directors may consist of no more than 20 persons. It is the current view of the Board of Directors that the Company is well served by having a Board of 10 persons, permitting effective communication and collaboration among Board members. While the Board consists of a majority of independent Directors, as determined under New York Stock Exchange Rules by the Board of Directors, the Board presently believes that the Company's interests are best served by having a meaningful representation of the Company's senior management serve as Board members. Independent directors meet the criteria for independence established by the New York Stock Exchange.

5. Nomination of Incumbent Directors

The Company's Bylaws provide for majority voting in uncontested elections of directors. In uncontested elections, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In order for any incumbent director to become a nominee of the Board for further service on the Board, prior to the mailing of the proxy statement for the annual meeting at which he or she is to be reelected, such director must tender his or her irrevocable resignation authorized by Section 607.0807 of the Florida Business Corporation Act to the Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee. Such resignation will be effective only upon (i) the director's failure to receive the required vote in an uncontested election at any annual meeting at which he or she is nominated for reelection, and (ii) Board acceptance of such resignation. With respect to any nominee for reelection who fails to receive the required vote in an uncontested election of directors, the Corporate Governance, Nominating and Compensation Committee shall consider such irrevocable resignation and shall recommend to the Board the action to be taken. The Corporate Governance, Nominating and Compensation Committee shall recommend that the Board accept the resignation unless it determines that the best interests of the Company and its stockholders would not be served by doing so. The Corporate Governance, Nominating and Compensation Committee and the Board shall take action on or before the next regularly scheduled board meeting, but in no event later than 120 days from the certification of the shareholder vote pertaining to the election, unless such action would cause the Company to fail to comply with any requirement of the NYSE or any rule or regulation promulgated under the Securities Exchange Act of 1934, in which event the Committee and the Board shall take action as promptly as is practicable while continuing to meet such requirements. The Board will promptly disclose its decision and the reasons therefore, in a periodic or current report filed with the Securities and Exchange Commission.

6. Selection of Board Members

The entire Board of Directors stands for reelection at the Company's Annual Meeting of Shareholders each year, following review and approval by the Corporate Governance, Nominating and Compensation Committee and the full Board of Directors.

The Corporate Governance, Nominating and Compensation Committee reviews the experience and qualifications of nominees to the Board who are identified by management. In addition, the Committee has the authority to identify and recommend nominees directly to the Board of Directors. Board members are expected to demonstrate high standards of integrity and character and are also expected to offer important perspectives on some aspect of the Company's business based on their business experience.

7. Board Tenure

A director (management or outside) is expected to retire from the Company's Board of Directors at the Annual Meeting of Shareholders following his or her 72nd birthday.

Outside Directors are normally expected to serve no more than 12 years as members of the Company's board.

In the event of extraordinary or unusual circumstances, the Board reserves the right to waive the age, tenure or both such limitations to allow a director to serve not more than three additional annual terms on the Board.

Outside Directors who hold a particular corporate or other employment position at the time of their appointment are not required to resign their position if that position changes during their board tenure.

Directors who are Officers of the Company should offer their resignation in the event of any significant change in their primary job responsibilities or upon no longer being employed by the Company. The Board, with the assistance of the Corporate Governance, Nominating and Compensation Committee, will evaluate whether the Board should accept the resignation after reviewing whether the individual satisfies the Board's membership criteria in light of such change.

8. Limitation on Board Membership

Non-management Directors may not serve on the Board of Directors of more than four public companies.

9. Compensation of Directors

Members of the Board are compensated for their time and services by cash payments and restricted stock units; the compensation level is periodically reviewed by the Corporate Governance, Nominating and Compensation Committee which makes recommendations to the Board of Directors and is designed to reflect reasonable compensation for the time spent at meetings of the Board and Committees and for other activities required of Directors to enable them to effectively discharge their responsibilities. All members of the Board are expected to own at least 5,000 shares of the Company's common stock (including shares of restricted stock and restricted stock units), but current Directors shall have until February 28, 2013 to acquire such shares and new Directors shall have until the third annual meeting of Directors after they join the Board to acquire such shares.

10. Lead Director

The Company has separated the position of Chairman of the Board and Chief Executive Officer and has no present plans to change that structure. The Board of Directors has appointed one of its independent directors as lead director, whose role is to solicit agenda items and issues from independent directors for inclusion in the Board agenda and to organize and chair periodic meetings of the independent directors.

11. Board Meetings

Board meetings follow an agenda that is established in advance by the Chairman, CEO and CFO, with input from the Lead Director and from management. Each meeting of the Board provides for time for a joint meeting with members of the Company's Executive Committee, who constitute the senior management of the Company. Board materials are distributed in advance of each meeting, containing financial, strategic and operational summaries from each of the major business units as well as material information relating to agenda items. Members of the Board are expected to attend all Board meetings, including telephone meetings when necessary.

12. Meetings of Independent Directors

In addition to the formal Board meetings, the independent Directors meet for discussion prior to each Board meeting, generally on the afternoon before the meeting. The independent Directors also meet regularly with the CEO.

13. Board and Director Evaluation

The Board of Directors conducts an annual long-range strategic planning meeting, generally following the Annual Meeting of Shareholders. During these meetings, members of senior management also participate in addressing strategic issues facing the Company. In addition to consideration of strategic and long term issues, the Board undertakes a review of its functions and processes to identify areas for improvement.

The Corporate Governance, Nominating and Compensation Committee conducts an annual evaluation of each Director's performance in connection with the nomination of management's slate of candidates for election to the Board.

14. Director Orientation and Continuing Education; Access to Employees

New Directors are provided with an orientation to the Company and a board reference manual containing important background information regarding the Company. Management of the Company encourages all Board members to meet with senior management personnel to learn about the financial, strategic and other long term issues effecting the Company's business operations, and provides specific opportunities for new Directors to engage in such meetings.

Members of the Board of Directors are encouraged to take advantage of educational programs that may assist them in the performance of their duties. The Company will reimburse Directors for the reasonable costs of attendance at programs which are approved in advance by the Company.

Members of the Board of Directors have at all times full and unrestricted access to members of management and employees of the Company and are encouraged to contact such personnel directly.

15. Board Committees

The Board has two committees: the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. All members of these Committees are independent Directors in accordance with the criteria established by the New York Stock Exchange, and the Audit Committee has designated one of its members as the Audit Committee Financial Expert. Each of the Committees has a charter defining its mission and role. Members of the Committees and Committee chairpersons are selected annually by the Board of Directors.

16. CEO Compensation and Succession

The Corporate Governance, Nominating and Compensation Committee establishes standards for CEO performance and determines the compensation of the CEO based on an annual review of his performance. The Committee also annually reviews compensation of other senior executives.

The Board is responsible for succession planning for the Board, CEO and reviewing succession plans for senior level executive positions annually.

17. Ethics Policy

The Company has a comprehensive ethics policy applicable to all employees and to members of the Board of Directors, requiring adherence to high ethical standards as well as compliance with all applicable laws, rules and regulations. The Company has also established procedures, under the direction of the Audit Committee, for the confidential and anonymous reporting by employees of concerns regarding accounting, auditing and internal controls matters.

18. Policies Regarding Stock Options

The Board of Directors believes that stock options are a valuable part of the compensation program for key personnel and Financial Advisors, and serve to align their interest with the interests of the Company's shareholders. Accordingly, the Company maintains both qualified and non-qualified option plans for key employees and Financial Advisors. These plans are administered by the Corporate Governance, Nominating and Compensation Committee.

Under the Company's option plans, options generally vest over a five year period; options which have vested in full must be exercised within 90 days to one year of the final vesting date, or they expire. This assures that option recipients become shareholders of the Company, and reflects a policy that options should not exceed 10% of the Company's outstanding stock at any time. The Company has not in the past engaged in repricing of stock options and the Nominating, Compensation and Corporate Governance Committee has no plans to do so in the future.

The Company treats stock options as a compensation expense in its financial statements.

19. Senior Executive Stock Ownership Guidelines

Members of the Company's Executive Committee should own at least 10,000 shares of the Company's common stock (including shares of restricted stock and restricted stock units) within two years of becoming a member of the Executive Committee.

Members of the Company's Executive Committee should retain for three years twenty-five percent of the shares of the Company's common stock that they acquire through the exercise of options or vesting of restricted stock.

20. Corporate Control Structures

The Company does not provide for a "poison pill" or other anti-takeover procedures in its Articles of Incorporation. A merger or acquisition transaction pursuant to which the Company's shareholders are required to receive shares of another corporation requires approval of the holders of two-thirds of the Company's common stock.

As amended by the Board of Directors, February 22, 2013

Exhibit A

Our business is people and their financial well-being. Therefore, in the pursuit of our goals, we will conduct ourselves in accordance with the following precepts:

Our clients always come first.

We must provide the highest level of service with integrity.

Assisting our clients in the attainment of their financial objectives is our most worthy enterprise.

We must communicate with our clients clearly and frequently.

Our investments and services must be of superior quality.

Teamwork - cooperating with and providing assistance and support to our fellow Associates - is fundamental to sustaining a quality work environment that nurtures opportunities for unparalleled service, personal growth and job satisfaction.

Continuing education is necessary to maintain the timeliness of investment knowledge, tax law information and financial planning techniques.

Innovation is requisite to our survival in a changing world.

To emulate other members of our industry requires us to continue to work hard; to excel beyond our peers requires us to provide an even higher caliber of service to our clients.

We must give something back to the communities in which we live and work.